9920 Belward Campus Drive Rockville, MD 20850 T 240-268-2000 F 240-268-2100
www.novavax.com Nasdaq: NVAX

VIA EDGAR AND OVERNIGHT COURIER

September 7, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Joel Parker, Accounting Branch Chief Mary Mast, Senior Staff Accountant Vanessa Robertson, Staff Accountant

Re:

SEC Comment Letter dated August 9, 2012

Novavax, Inc.

Form 10-K for the year ended December 31, 2011

Filed on March 14, 2012

Form 10-Q for the quarterly period ended March 31, 2012

Filed on May 9, 2012

(File No. 000-26770)

Ladies and Gentlemen:

On behalf of Novavax, Inc., a Delaware corporation (the “Company” or “we”), I am writing in response to the comment letter, dated August 9, 2012 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File No. 000-26770, filed on March 14, 2012 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, File No. 000-26770, filed on May 9, 2012.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies

Goodwill and Intangible Assets, Page F-11

1. You have $33 million of goodwill on your balance sheet relating to a 2000 acquisition. You concluded in your analysis of goodwill impairment that the fair value significantly exceeded the carrying value of your goodwill at December 31, 2011 and 2010. We understand from your response dated December 17, 2001 that the goodwill related to the acquisition of the Fielding Company. Your 10-K for the year ended December 31, 2000 stated that the Fielding Company sells, markets and distributes a proprietary line of pharmaceutical products focused on women’s health. You also stated that the two primary factors presented to the board of directors for management’s recommendation of the acquisition were; (1) quick access to an established women’s health pharmaceutical sales force and (2) anticipated positive cash flow from the sale of their existing products and future products. You also indicate that the product lines acquired were for generic drugs. Please address the following in your response:

•	As it appears that you are not pursuing any generic drugs relating to the Fielding Company or women’s health pharmaceuticals in your current business model, please tell us how you have factored that into your fair value analysis in determining that goodwill impairment was not required.

September 7, 2012
Securities and Exchange Commission

The Company has concluded in each reporting year that goodwill, originally related to the acquisition of Fielding Pharmaceutical Company (“Fielding”), has not been impaired despite the fact that we are neither currently pursuing generic drugs acquired from Fielding, nor do we currently employ any of the former at-will employees of Fielding.

Since 2002, we have followed the guidelines for reporting goodwill described under ASC 350-20, Intangibles―Goodwill and Other. Our practice has been to perform impairment testing of our goodwill at least annually, with the assistance of an independent third-party valuation specialist, to assess if any impairment should be recorded. Our process has involved (1) determining the appropriate reporting unit associated with the goodwill, (2) assessing the fair value of the reporting unit, and (3) comparing that fair value to the carrying value of the reporting unit. As discussed below, we have consistently determined that the Company operated as a single reporting unit. In determining the fair value of the reporting unit, the Company has used the market value of invested capital approach (the “market approach”), although it has also routinely used the income model approach (the “income approach”) to provide a confirmatory valuation. Since the adoption of the Goodwill and Intangibles guidance in 2002, we have consistently found that the fair value of the reporting unit (the enterprise) exceeded its carrying value, and, consequently, no impairment to goodwill has been identified.

The Company has consistently characterized itself as a biopharmaceutical company since well before 2000. Through a series of strategic initiatives, we have evolved and grown from a technology-based biopharmaceutical company into a fully integrated biopharmaceutical company. These strategic initiatives included the 1999 acquisition of the Biomedical Services Laboratory Division of DynCorp, Inc., a fully staffed vaccine manufacturing and development operation that was then developing anti-viral products and vaccine adjuvants, as well as the 2000 acquisition of Fielding, a women’s healthcare pharmaceutical company. As a result of these initiatives, in 2000, our portfolio of licensed products targeted women’s health and included specialty pharmaceutical products (Estrasorb™, Gynidol®), while our research and development efforts focused on infectious disease vaccines, many of them targeting females, including HPVmono, HPVchimeric, and HEV, as well as other vaccines for use in both males and females, including seasonal influenza, malaria and dengue fever, and potential adjuvants for the safe enhancement of all such vaccine candidates. Thus, in our Annual Report on Form 10-K for the year ended December 31, 2000, the Company defined itself as “a specialty biopharmaceutical company engaged in the research, development and commercialization of proprietary products focused on women’s health and infectious diseases.” Importantly, the 2000 acquisition of Fielding did not result in a stand-alone business or a separate reporting unit, but rather an integrated addition of a licensed healthcare products portfolio that was complimentary to our then product development efforts, as well as a complimentary sales force.

Since 2000, the Company has reported in each of its Annual Reports on Form 10-K, in the Summary of Significant Accounting Policies section under Segment Information, that it operates as one business segment and has been and continues to be managed and operated as a single business. In our response letter to the Staff dated December 17, 2001, we noted that we had considered whether the Company continues to have only one reportable business segment, or whether the areas of women’s health and infectious diseases required disclosure regarding two distinct business segments. We noted that, although both areas incur expenses and have the potential to earn revenue, when management discusses separate products in evaluating performance and allocation of resources, “it is the products and not the areas of women’s health and infectious diseases that are the focus of those considerations.” We also noted that “the Company has not produced discrete internal financial information or, segregated assets for the areas of women’s health and infectious diseases.” Since then, we have not maintained discrete financial information for any operating segment nor have we ever had separate management for any component of the enterprise. Rather, a single management team has consistently reported to the Chief Executive Officer, who comprehensively manages the entire business. The Company has never operated separate lines of business with respect to licensed products nor the development of product candidates. Accordingly, we respectfully submit that we have not had and do not have separately reportable segments as defined by ASC 280, Segment Reporting.

September 7, 2012
Securities and Exchange Commission

During 2005, the Company performed a strategic assessment and decided to focus resources on the research and development of infectious disease vaccine candidates The Company determined to out-license certain territories or sell the women’s health care products, but retained its infectious disease vaccines, including those focused on women’s health. In June 2005, pursuant to ASC 350-20, with the more-likely-than-not expectation of selling or disposing of a portion of the reporting unit, we initiated an interim impairment test of goodwill with the assistance of an independent third-party valuation specialist. The fair value determination used the market approach and a confirmatory valuation using the income approach. We concluded that the fair value of the reporting unit exceeded its carrying value and that the goodwill of the reporting unit was not impaired. At the conclusion of 2005, after we completed the anticipated transactions with third-parties to license and sell the women’s health products, our annual goodwill impairment assessment indicated no impairment to goodwill.

The Company continues to develop its vaccine candidates. In early 2011, we were awarded a $179 million contract with the Department of Health and Human Services’ Office of Biomedical Advanced Research and Development Authority (HHS BARDA) to develop our seasonal and pandemic influenza vaccine candidates. We are currently in Phase II clinical trials of our seasonal influenza vaccine candidate and Phase I clinical trials of our pandemic influenza vaccine candidate and have developed a clinical respiratory syncytial virus vaccine candidate for which we expect to commence a Phase II clinical trial targeted at women of child bearing age.

•	Tell us what, if any products, acquired from the Fielding Company, you are still pursuing. Page 3 of your December 31, 2000 10-K discloses that five of the women’s health products were marketed at the time, but it doesn’t appear you are still marketing those products. Please address the marketed products as well as the other products in pre-clinical/clinical development acquired in the Fielding Company acquisition.

As discussed above, we no longer conduct research on or market any of the products acquired from Fielding.

•	You indicated in your response dated December 17, 2001 that some of the goodwill related to “at will” employees. Please tell us how much of the goodwill was at the time related to these employees and what percentage of those employees are still working for the company.

In 2005, all the employees associated with the Fielding acquisition were terminated. In light of the Staff’s comment, we have reviewed the Company’s records and found no information or documentation that suggests that any portion of the goodwill had been assigned to the at-will employees. In the Company’s response letter to the Staff dated December 17, 2001, we addressed the Staff’s question regarding the consideration given to allocating any of the amount of goodwill to other identifiable intangible assets. We respectfully submit that our response was intended to indicate that the at-will workforce should not be recognized as an intangible asset apart from goodwill; we do not, however, believe that the response was intended to suggest that a portion of the goodwill related to the at-will employees.

•	Tell us the assumptions used in your analysis of determining that no impairment in your goodwill existed at the balance sheet date.
•	Tell us why you believe your accounting treatment for goodwill complies with ASC 350-20-35.

The core assumptions that we used in our impairment analysis were as follows:

•	The appropriate reporting unit is the enterprise (i.e., the Company).
o	Operations and operational decisions occur at the enterprise level.
o	Financial information only exists at the enterprise level; no discrete financial information is generated otherwise.
o	Management of Novavax has only been at the enterprise level; no separate management team for women’s healthcare products or otherwise exists.
•	The market approach is the most accurate way of determining the fair value of the reporting unit, although confirmatory income approach valuations may be routinely utilized.

Please see the discussion above regarding our approach to assessing potential goodwill impairment. For the market value of invested capital, the Company has used the market value of the Company’s equity plus all interest-bearing debt that is part of the capital structure and, solely for purposes of this analysis, has applied a 10% control premium. At December 31, 2011, the market value of invested capital from a market approach was approximately $163 million. The carrying value of the Company is the sum of tangible and intangible assets less non-interest bearing liabilities and equaled approximately $54 million. Since the fair value for the reporting unit is greater than its carrying amount, including goodwill, we concluded that there was no goodwill impairment at December 31, 2011.

September 7, 2012
Securities and Exchange Commission

Revenue Recognition, Page F-12

2. In order to determine if your policy for the recognition of revenue related to HHS BARDA contract is in compliance with ASC 912-605-25, please address the following points:

•	ASC 912-605-25-1 states that fees under cost-plus-fixed fee contracts shall be credited to income on the basis of such measurement of partial performance as will reflect reasonably assured realization. The fees may be accrued as they are billable, under the terms of the agreements, unless such accrual is not reasonably related to the proportionate performance of the total work or services to be performed by the contractor from inception to completion. Please confirm to us that you do not recognize revenue in excess of amounts billable, and tell us why you believe costs incurred represent a reasonable estimate of the partial performance for purpose of recognizing the fee as revenue.

Our contract with HHS BARDA is a cost-plus-fixed-fee contract in which we recognize revenue as allowable costs are incurred plus a portion of the fixed-fee that is earned and billable. The fixed-fee earned in a given period is calculated based on the costs incurred during the period as compared to total estimated contract costs with the resulting fraction applied to the total contract fixed-fee specified in the contract. The costs (direct labor costs, subcontractor costs, material costs and consultant costs) incurred under the contract represent the specific drivers and reasonable measurement of proportional performance of work because we believe that the costs incurred are proportionate to services performed and the value the customer, in this case HHS BARDA, receives under the contract. In addition, services performed under the contract do not include start-up costs, and costs of materials are only included in the determination of proportional performance of work when such materials are consumed in completing such services. When evaluating proportional performance of work under the contract, our management reviews costs-to-date versus total estimated contract costs and assesses delays and other circumstances that may cause the costs to exceed or be less than such estimates in determining the proper fee to be recognized. We only accrue the fixed-fee under our HHS BARDA contract as it becomes billable and not in excess of amounts billable. HHS BARDA routinely reviews our performance on a scheduled on-going basis: regular technical monthly reports, which outline the activities and costs of the contract, are reviewed with HHS BARDA and regular quarterly site visits occur between us and HHS BARDA during which operations are updated, issues are identified along with resolution pathways and risk mitigation strategies are discussed. In this manner, we seek to assure that the work performed, and thus the allowable costs and fixed-fees billable, under the contract are acceptable to HHS BARDA.

•	Your performance on Page 14 states your ability to be fully reimbursed will depend on your ability to demonstrate compliance with various requirements. Your disclosure also states that if certain milestones are not achieved the contract may be cancelled. Please tell us how the government’s ability to cancel the contract impacts your revenue recognition policy and whether your policy could result in the recognition of revenue that would not be billable and collectible if the government cancels your contract. In your response please address how your policy complies with ASC 912-605-25-6 as well as 912-605-25-20 through 37.

As noted above, the Company recognizes revenue as allowable costs are incurred plus a portion of the fixed-fee that’s earned and billable. The Company reviews costs under the contract and records revenue only relating to allowable costs incurred and bills such costs to HHS BARDA. HHS BARDA’s policy requires the Company to first obtain HHS BARDA pre-approval relating to certain activities in order for their costs to be deemed allowable direct costs. These activities, among others, routinely include allowing an employee to work on the project and approving contracts with subcontractors and consultants. Such costs make up the vast majority of the total direct costs under the contract. Additionally, as previously discussed above, we review monthly technical reports with HHS BARDA, and conduct quarterly site visits, whereby HHS BARDA accepts the work performed.

September 7, 2012
Securities and Exchange Commission

We understand that U.S. government contracts, including HHS BARDA contracts, provide the U.S. government (or agency) the ability to terminate the contract for convenience or to terminate the contract for default if the contractor fails to meet its obligations as set forth in the statement of work. We respectfully submit that HHS BARDA’s ability to cancel our contract is carefully considered in our recognition of revenue. We believe that, if HHS BARDA were to terminate the contract, the costs incurred through the effective date of termination and any settlement costs resulting from such termination would be allowable due to the on-going systematic pre-approvals obtained from HHS BARDA during performance of the work, the continuing involvement and acceptance of the project activities by HHS BARDA, the Company’s supervision of the project activities ensuring compliance with the terms of the contract and the research and development nature of the services provided. In practice, such termination costs are generally payable to a contractor under the termination regulations, and these costs could be determined with reasonable accuracy and the fee realized for work through the termination date could be reasonably estimated and billable. We also believe that the collection of such termination amounts would be reasonably assured due to the interactions described herein and HHS BARDA’s history of full payments. Based on the above, we respectfully submit that our revenue policy complies with ASC 912-605-25 and revenue recognized prior to a termination of the contract by HHS BARDA would be billable and collectible.

•	Your disclosure on Page 38 of the 10-K states that the indirect rates will be subject to audit by HHS BARDA on an annual basis and that when the final determination of the allowable costs for any year have been made, revenue and billings may be adjusted accordingly. Please tell us whether the audit has been completed and if so, when and the amount of the adjustments to revenue and billings.

Our contract with HHS BARDA subjects us to audits of our allowable costs on an annual basis. The contract was entered in February 2011, and we submitted the required 2011 incurred cost submission in June 2012. As of the date of this response letter, we have not been informed by HHS BARDA as to the status of this submission nor has an audit been performed.

•	Your disclosure in Note 5 to the financial statements in your Form 10-Q for the quarterly period ended March 31, 2012 states that clinical trial costs incurred are not going to be submitted for reimbursement or recorded as revenue until the second half of 2012. Please tell us how this policy complies with ASC 912-605-25 and is consistent with your policy set forth on page F-12 in your 10-K which states that revenue is recognized as costs are accrued.

HHS BARDA notified us that outside clinical trial costs of our Phase II dose-ranging clinical trial of our trivalent and quadrivalent season influenza vaccine candidates (the “205 Trial”) are unallowable costs under the contract until the data from the 205 Trial is filed to an Investigational New Drug (“IND”) application for our quadrivalent seasonal influenza vaccine candidate (“Quadrivalent IND”). We expensed the outside clinical trial costs of the 205 Trial as cost of contract revenue since these costs represent normal activities under the contract.

We respectfully submit that this treatment complies with ASC 912-605-25 and is consistent with our revenue policy since HHS BARDA notified the Company that the outside clinical trial costs of the 205 Trial are currently unallowable costs and not billable under the contract. Further, the collection of such costs, if billed by us prior to our filing of the 205 Trial data to our Quadrivalent IND, would not be reasonably assured. Because the reimbursement of these costs is subject to the Company filing the 205 Trial data to its Quadrivalent IND, the Company believes it is not appropriate to recognize revenue until such event, which requires significant future performance by the Company, occurs.

Note 4 -U.S. Government Agreement and Collaboration

License Agreement with LG Life Sciences, Ltd., Page F-16

September 7, 2012
Securities and Exchange Commission

3. Please provide us proposed disclosure to be included in the future periodic reports that includes the upfront payment, your obligations under the agreements and the timing of when the revenue will be recognized.

We respectfully propose the following disclosure (additions to the prior disclosure are in bold text and underlined; deletions are marked with a strikethrough bar):

License Agreement with LG Life Sciences, Ltd.

In February 2011, the Company entered into a License Agreement with LG Life Sciences, Ltd. (“LGLS”) that allows LGLS to use the Company’s VLP technology to develop and commercially sell influenza vaccines exclusively in South Korea and non-exclusively in certain other specified countries. At its own cost, LGLS is responsible for funding its clinical development of the influenza VLP vaccines and completing a manufacturing facility in South Korea. Under the License Agreement, the Company is obligated to provide LGLS with information and materials related to the manufacture of the licensed products, provide on-going project management and regulatory support and conduct clinical trials of its influenza vaccines in order to obtain FDA approval in the U.S. The term of the License Agreement is expected to terminate in 2027. Payments to the Company under the License Agreement include an upfront payment of $2.5 million, reimbursements of certain development and product costs, payments related to the achievement of certain milestones and royalty payments between 10 and 20% from LGLS’s future commercial sales of influenza VLP vaccines, which royalty rate is subject to reduction if certain timelines for regulatory licensure are not met. The upfront payment has been deferred and will be recognized ~~as revenue when certain~~ when the previously mentioned obligations in the agreement are satisfied, which may not occur until the end of the term of the agreement. Payments related to milestones deemed substantive under ASU 2010-17 will be recognized upon achievement of such events. Payments for milestones not deemed substantive will be recognized over the remaining term of the research and development period upon achievement of such milestone. Any royalties under the agreement will be recognized as earned.

At the Staff’s request, we acknowledge Staff’s positions that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Annual Report on Form 10-K for the period ending December 31, 2011 and the Quarterly Report on form10-Q for the period ending March 31, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact me at (240) 268-2096.

Sincerely,

/s/ John A. Herrmann III

John A. Herrmann III

Vice President, General Counsel &

Corporate Secretary

Novavax, Inc.

cc:	Frederick W. Driscoll, VP, CFO & Treasurer Paul M. Kinsella (Ropes & Gray LLP)